Exhibit 16.1


June 24, 2005



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


Gentlemen:

We have read Item 4.01 of Form 8-K dated June 24, 2005, of Ply Gem Holdings, Inc. and are in agreement with the statements contained in the first, second, and third paragraphs and the first sentence of the fourth paragraph therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant's statement concerning the material weakness in internal control to prepare financial statements, included in the fourth paragraph of Item 4.01, we had considered such matter in determining the nature, timing, and extent of procedures performed in our audit of the registrant's 2004 financial statements.



                                             /s/ Ernst & Young LLP